

VALGOLD RESOURCES LTD. **VAL-TSX VENTURE EXCHANGE**
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400



10016332

VIA FEDEX

SUPPL

September 9, 2010

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Shannon Ross

Shannon Ross
Chief Financial Officer
for **VALGOLD RESOURCES LTD.**

Enclosures

dlw 9/17

United States Sec Filing
September 9, 2010

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – dated August 5, 2010

Correspondence with Securities Commission(s)

NONE FILED.

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

August 5, 2010
NR 12 - 2010

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b) exemption 82-3339

VALGOLD REPORTS GARRISON PROJECT DRILL RESULTS

Vancouver, British Columbia –ValGold Resources Ltd. ("ValGold" or the "Company") is pleased to provide an update on the 2010 diamond drill program by Northern Gold Mining Ltd ("Northern Gold") on ValGold's Garrison gold project located along the Golden Highway of northeast Ontario. Northern Gold has released assay results for the first three holes of the current 10-hole program of approximately 2,400 meters ("m"). Northern Gold is the project operator and has an option agreement where it must spend $4 million on exploration and make $1 million in option payments to ValGold over the 4 year period to 2013 to earn a 50% interest in the Garrison project.

The assay results received for the first three diamond drill holes (holes GAR-10-11, 12 & 13) are for intersections in the Garrcon zones where a significant low grade large tonnage gold target has been identified within the Garrison property. The drill holes infill areas adjacent to and between previous drill holes in the Garrcon Shaft area and the North Zone in gold mineralization identified in diamond drill holes over an east/west strike length of about 350m and a north/south width of approximately 200m. Drill hole spacing varies from less than 25m to a maximum of 125m.

The following table highlights the higher grade intersections in the holes:

Hole ID	From ("m")	To ("m")	Length ("m")	Grade (Gold g/t)	Zone
GAR-10-11	4.5	31.0	26.5	0.97	**Shaft**
Includes	4.5	20.0	15.5	1.37	**Shaft**
	83.0	88.5	5.5	1.57	**Shaft**
GAR-10-12	3.9	233.0	229.1	0.61	**Shaft**
Includes	4.4	14.7	10.3	2.36	**Shaft**
And	4.4	5.4	1.0	16.67	**Shaft**
Includes	80.0	101.0	21.0	1.32	**Shaft**
Includes	94.0	95.0	1.0	11.82	**Shaft**
Includes	190.5	223.0	32.5	1.59	**Shaft**
Includes	209.0	223.0	14.0	3.12	**Shaft**
GAR-10-13	32.0	43.6	11.6	1.25	**North**
Includes	35.0	43.6	8.6	1.57	**North**
	56.0	61.0	5.0	1.13	**North**
	132.0	**134.0**	**2.0**	**1.20**	**North**

GAR-10-11 and GAR-10-12 were both drilled on a southerly azimuth and a dip of 45 degrees. Both holes are located along mine grid 12+00 west and designed to reduce drill spacing along the grid to approximately 30m. Both holes encountered mineralization about as expected and continue to expand the extent of mineralization within the Shaft Zone. GAR-10-12 delineated an average grade of gold mineralization of 0.6 g/t over a down-hole core length of 229m within which higher grade intervals occurred.

GAR-10-13 was drilled on a northerly heading and a dip of 45 degrees into the North Zone and was drilled along mine grid line 12+50W. The hole was an infill between drilling from a previous program and encountered gold mineralization similar to nearby holes, including GAR-09-09.

Northern Gold has reported that it will complete another 10 to 12 drill holes varying in length from 70m to 300m. These holes will infill between previous holes to better define the quality of and to add additional areas of mineralization to the current resource.

The Garrison Gold Property

The property is situated in northeast Ontario, within the world renowned mining district of Kirkland Lake and Timmins. The gold mineralization occurs in the Abitibi greenstone belt and is associated with the Porcupine-Destor Fault zone and the Munro Fault zone. The two principal gold targets within the Garrison Property are the Jonpol and the Garrcon. The property has historic mining infrastructure with producing mines close to and on strike with the property and contains an indicated resource of 253,100 tonnes grading 7.77 g/t Au (63,200 ounces) and an inferred resource of 1.6 million tonnes grading 4.93 g/t Au (246,540 ounces), per a NI 43-101 report filed by Northern Gold on SEDAR on 21 October 2009.

For more information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President and Chief Executive Officer

ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

Caution concerning forward-looking statements: The information in this release may contain forward-looking information under applicable securities laws. This forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied in the forward-looking information. Factors that may cause actual results to vary include, but are not limited to, inaccurate assumptions concerning the exploration for and development of mineral deposits, political instability, currency fluctuations, unanticipated operational or technical difficulties, changes in laws or regulations, the risks of obtaining necessary licenses and permits, changes in general economic condition or conditions in the financial markets and the inability to raise additional financing. Readers are cautioned to not place undue reliance on this forward-looking information. The Company does not assume the obligation to revise or update this forward-looking information after the date of this release or to revise such information to reflect the occurrence of future unanticipated events except as may be required under applicable securities laws. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.